UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )

The Sagemark Companies Ltd.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

78668E108

(Cusip Number)

November 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 78668E108	Page 2 of 5 Pages

1.	Names of Reporting Persons: Edward H. Arnold IRS Identification Nos. of Above Persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 750,000
6. Shared Voting Power 0
7. Sole Dispositive Power 750,000
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9 13.3%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 Pages

Item 1

(a)	Name of Issuer:

The Sagemark Companies, Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

1285 Avenue of the Americas

35th Floor

New York, NY 10019

Item 2

(a)	Name of Person Filing:

Edward H. Arnold

(b)	Address of Principal Business Office, or if None, Residence:

Edward H. Arnold

815 Tudor Lane

Lebanon, PA 17042

(c)	Citizenship:

Edward H. Arnold is a United States citizen and resident of the Commonwealth of Pennsylvania

(d)	Title of Class of Securities:

Common Stock, $0.01 Par Value

(e)	CUSIP Number:

78668E108

Page 4 of 5 Pages

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An Investment Advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)	Amount beneficially owned: 750,000

(b)	Percent of class: 13.3%

(c)	Number of shares as to which person has

(i)	Sole power to vote or to direct the vote: 750,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of shares: 750,000

(iv)	Shared power to dispose or to direct the disposition of shares: 0

Page 5 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2006	/s/ Edward H. Arnold
Date	Edward H. Arnold